For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Announces New Director Appointment

Retail Veteran Named to National Retailer’s Board of Directors

TORONTO - June 3, 2016 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) announced today that its Board of Directors has named Heywood Wilansky as a Director of the Company. Mr. Wilansky brings over 45 years of retail experience to the Company and over 20 years of Board experience, both corporate and philanthropic.

Since 2010, Mr. Wilansky has been President and CEO, Strategic Management Resources, LLC, a consulting service that helps its clients develop effective high levels of organizational capability. From 2004 to 2009, he was President and CEO of Retail Ventures Inc., a leading off-price U.S.-based retailer operating various banners including Value City, DSW (Designer Shoe Warehouse), and Filene’s Basement, of which Mr. Wilansky was President and CEO from 2003 to 2004. He was also President and CEO of Bon-Ton Stores Inc., Foley’s and Filene’s Department Stores, and held senior executive positions with Lord & Taylor and Hecht Company. He spent his early retail years in buying positions at Gertz and Abraham & Straus.

Mr. Wilansky is a Director at Swan Products, LLC, a leading manufacturer of lawn and garden watering products. He has also been a corporate Director of DSW Inc., Retail Ventures Inc., Bertucci’s Corp., Steve Madden Ltd., Bon-Ton Stores and First Washington Realty Trust, Inc., and is currently a volunteer member of The Genesis Fund.

“The Board of Directors of Sears Canada is pleased to have someone with Heywood’s extensive retail experience lend his expertise to our Company,” said Brandon G. Stranzl, Executive Chairman, Sears Canada Inc. “We continue to re-engineer our business around a customer-obsessed culture with a growth mindset. We believe we have formulated the right strategy for the business, and continue to build our bench of talent at all levels, from the internal development of our team, to new hires, to additions to our Board. We are determined to deliver consumers a relevant retail experience, and as we evolve our business forward, having Heywood on the Board will be a significant asset to the Company. We look forward to his guidance and counsel as we innovate our retail model and continue to build meaningful relationships with ‘Main Street’ Canadians looking for truly high quality products at amazing prices.”

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 159 corporate stores, 125 Hometown stores, over 1,200 catalogue and online merchandise pick-up locations, 84 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

Although the Company believes that the forward-looking information in this release is reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information, and undue reliance should not be placed on such information. The forward-looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by law.